Goldman, Sachs & Co.

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Citigroup Global Markets Inc.

As Representatives of the several Underwriters

c/o Goldman Sachs & Co.

      200 West Street

      New York, NY 10282

c/o Barclays Capital Inc.

      745 Seventh Avenue

      New York, NY 10019

c/o Merrill Lynch, Pierce, Fenner & Smith

                          Incorporated

      One Bryant Park, 20th Floor

      New York, NY 10036

c/o Citigroup Global Markets Inc.

      388 Greenwich Street

      New York, New York 10013

August 9, 2013

VIA FACSIMILE AND EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re: Envision Healthcare Holdings, Inc.

Registration Statement on Form S-1

File No.:  333-189292

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Envision Healthcare Holdings, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on August 13, 2013, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated July 31, 2013 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced July 31, 2013.

Approximately five thousand (5,000) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since July 31, 2013.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
For themselves and on behalf of the
several Underwriters

GOLDMAN, SACHS & CO.

/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

BARCLAYS CAPITAL INC.

/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

/s/ Russell Chong
Name: Russell Chong
Title: Managing Director